UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

Family Dollar Stores, Inc.

(Name of Subject Company)

D3 Merger Sub, Inc.

a wholly owned subsidiary of

Dollar General Corporation

(Names of Filing Persons and Offerors)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

307000109

(CUSIP Number of Class of Securities)

Rhonda M. Taylor

Senior Vice President and General Counsel

Dollar General Corporation

100 MISSION RIDGE

GOODLETTSVILLE, TN 37072

(615) 855-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Marni J. Lerner, Esq.

Christopher R. May, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$9,308,187,200	$1,198,894.51

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $80.00, the per share tender offer price, by (b) the sum of (i) 113,951,710, the number of outstanding shares of Family Dollar common stock plus (ii) 1,579,968, the number of shares of Family Dollar common stock subject to issuance pursuant to stock options plus (iii) 820,662, the estimated number of shares of Family Dollar common stock subject to performance share rights under Company PSR Awards. The foregoing share figures were based on the Agreement and Plan of Merger entered into among Family Dollar, Dollar Tree and Dime Merger Sub, Inc., dated as of July 27, 2014 filed with Family Dollar’s Form 8-K filed on July 28, 2014 with the Securities and Exchange Commission.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,198,894.51.	Filing Party: Dollar General Corporation.
Form or Registration No.: Schedule TO-T (File No. 005-14318)	Date Filed: September 10, 2014.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 to Schedule TO (this “Amendment”) is filed by Dollar General Corporation, a Tennessee corporation (“Dollar General”), and D3 Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Dollar General (the “Purchaser”), and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 10, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by Dollar General and the Purchaser and relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.10 per share (together with the associated preferred share purchase rights, the “Shares”), of Family Dollar Stores, Inc., a Delaware corporation (“Family Dollar”), at $80.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal that accompanies the Offer to Purchase, dated September 10, 2014. This Amendment is being filed on behalf of Dollar General and the Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

The information set forth in the Offer to Purchase and the related letter of transmittal, including all schedules thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

1.	The Offer was scheduled to expire at 5:00 p.m., New York City time, on October 31, 2014. The Expiration Date of the Offer is extended until 5:00 p.m., New York City time, on December 31, 2014, unless further extended. As of 5:00 p.m., New York City time, on October 30, 2014, 4,097,475 Shares had been validly tendered in, and not withdrawn from, the Offer.

All references regarding the scheduled expiration of the Offer being “5:00 p.m., New York City time, on October 31, 2014” set forth in the Offer to Purchase, the Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are hereby amended and replaced with “5:00 p.m., New York City time, on December 31, 2014”.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(x)	Definitive Proxy Statement on Schedule 14A of Dollar General and Purchaser (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed by Dollar General and Purchaser with the Securities and Exchange Commission on October 31, 2014).

(a)(5)(v)	Press release issued by Dollar General on October 31, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2014

D3 MERGER SUB, INC.

By:	/s/ Rhonda M. Taylor
	Name:	Rhonda M. Taylor
	Title:	Vice President and Secretary

DOLLAR GENERAL CORPORATION

By:	/s/ Rhonda M. Taylor
	Name:	Rhonda M. Taylor
	Title:	Senior Vice President and General Counsel